Preliminary Terms No. 112
Registration Statement No. 333-131266
Dated September 27, 2006
Rule 433

PLUS® DUE NOVEMBER 20, 2007
(Performance Leveraged Upside Securities SM )
ISSUED BY MORGAN STANLEY

MANDATORILY EXCHANGEABLE
BASED ON THE VALUE OF

THE AMEX CHINASM INDEX

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Prospectus Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Overview

Performance Leveraged Upside Securities

PLUS is a Leveraged Performance Strategy. PLUS offer leveraged exposure to a wide variety of assets and asset classes including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset's actual performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.

How PLUS work

At maturity, if the underlier has increased, PLUS will return a multiple of the positive performance, typically subject to a maximum return. PLUS are not principal protected. As a result, if the underlier has decreased at maturity, PLUS will suffer the negative performance of the underlier and return less than the initial principal investment. PLUS do not pay interest.

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms. At maturity you will receive for each $10 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the AMEX China IndexSM at maturity.

Expected Key Dates
Expected Pricing Date: October , 2006	Expected Issue Date (Settlement Date): October , 2006 (5 trading days after the Pricing Date)	Maturity Date: November 20, 2007, subject to postponement due to a market disruption event

Key Terms

Issuer:	Morgan Stanley
Underlying Index:	AMEX China Index (the “CZH Index”) $10
Issue Price (Par):

The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

Interest:	None
Payment at Maturity:

If Final Average Index Value < = Initial Index Value

$10 x Final Average Index Value / Initial Index Value

If Final Average Index Value > Initial Index Value

$10 + Leveraged Upside Payment

In no event will the Payment at Maturity exceed the Maximum Payment at Maturity

Leveraged Upside Payment:	$10 x 200% x Index Percent Increase
Maximum Payment at Maturity:	$11.90 to $12.10 (119% to 121% of the Issue Price)
Initial Index Value:	The closing CZH Index value on the Pricing Date
Index Valuation Dates	November 14, 2007, November 15, 2007 and November 16, 2007
Final Average Index Value:

The arithmetic average of the closing CZH Index values on the Index Valuation Dates, subject to adjustment as described below under the heading “Final Average Index Value; Postponement of Maturity Date.”

Bloomberg Page:	CZH
Index Percent Increase:	(Final Average Index Value – Initial Index Value) / Initial Index Value
Risk Factors:	Please see “Risk Factors” on page 9

General Information

Listing:	Application will be made to list the PLUS on the American Stock Exchange under the ticker symbol “CSM”, subject to meeting the listing requirements. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS. If accepted for listing, the PLUS will begin trading the day after the Pricing Date.
CUSIP:	61748A437
Minimum Ticketing Size:	100 PLUS
Tax Consideration:	Although the Issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences would result. A U.S. Holder would not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange. Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss would generally be long-term capital gain or loss if the investor has held the PLUS for more than one year. Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the PLUS.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	JPMorgan Chase Bank, N.A.
Calculation Agent:	Morgan Stanley & Co. Incorporated
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

page4 of 12
MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Key Benefits / Key Risks /
Key Investment Rationale

Key Benefits		Key Investment Rationale

•	200% participation in the upside performance the CZH Index, subject to the Maximum Payment at Maturity.	You may be interested in the PLUS if you are:
		•	An investor who, consistent with your investment objectives, elects to purchase a security that provides enhanced upside index participation to the CZH Index, subject to the Maximum Payment at Maturity.
		•	Willing to forgo upside in the CZH Index above approximately 119% to 121% in exchange for leveraged upside exposure.
		•	Not concerned about principal risk.
		•	Not seeking current income.

Key Risks
Please carefully review all the “Risk
•	No guaranteed return of principal.		Factors” on page 9
•	No interest payments.
•	Appreciation potential is limited by the Maximum Payment at Maturity.
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•

The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the CZH Index. • The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Hypothetical Payout on the PLUS

For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the Maximum Payment at Maturity. The graph is based on the following hypothetical terms:

•	Issue Price:	$10
•	Initial Index Value:	123
•	Leverage Factor:	200%
•	Maximum Payment at Maturity:	$12.00 (120% of the Issue Price)

Where the Final Average Index Value is greater than the Initial Index Value, the payment at maturity on the PLUS reflected in the graph below is greater than the $10 principal amount per PLUS, but in all cases is subject to the Maximum Payment at Maturity. Where the Final Average Index Value is less than or equal to the Initial Index Value, the payment at maturity on the PLUS reflected in the graph below is less than the $10 principal amount per PLUS.

In the hypothetical example below, an investor will realize the Maximum Payment at Maturity at a Final Average Index Value of 110% of the hypothetical Initial Index Value. For example, if the hypothetical Initial Index Value were equal to 123 you would realize the Maximum Payment at Maturity at a Final Average Index Value of 135.3. In addition, you will not share in the performance of the index at Final Average Index Values above 120% of the hypothetical Initial Index Value, or 147.6.

The CZH Index
The PLUS
$12.00 Maximum Payment at Maturity
PLUS Zone
$10.00 Issue Price
Payment at Maturity on the PLUS
$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Percentage Change in Final Index Value

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Final Average Index Value; Postponement of Maturity Date

Calculation of Final Average Index Value. The Final Average Index Value will be the arithmetic average of the closing CZH Index values on the Index Valuation Dates; provided that if there is a market disruption event on any scheduled Index Valuation Date or if any scheduled Index Valuation Date is not otherwise an index business day, such Index Valuation Date will be the immediately succeeding index business day on which no market disruption event shall have occurred. If either of the first two Index Valuation Dates is postponed pursuant to the preceding sentence, each of the following Index Valuation Date(s) will be the index business day(s) next succeeding such postponed Index Valuation Date (s); provided further that if a market disruption event occurs on each of the five index business days immediately succeeding the final scheduled Index Valuation Date, then such fifth succeeding index business day will be deemed to be the relevant Index Valuation Date, notwithstanding the occurrence of a market disruption event on such day, and the Calculation Agent will determine the Payment at Maturity based on the value of the CZH Index on such date in accordance with the formula for calculating the CZH Index last in effect prior to the commencement of the market disruption event (or prior to the non-index business day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension, limitation or non-index business day) on such date of each security most recently comprising the CZH Index.

Postponement of Maturity Date. If due to a market disruption event or otherwise, any Index Valuation Date is postponed so that the final Index Valuation Date falls less than two scheduled trading days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled trading day following the final Index Valuation Date as so postponed.

Information about the AMEX China Index

The CZH Index was developed by the American Stock Exchange LLC, or AMEX. The CZH Index is a modified equal weighted index comprised of selected publicly traded stocks and American Depositary Receipts of companies with significant exposure to the Chinese economy. The CZH Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 19, 2003. For further information about the CZH Index, including license agreement information, you may read “Annex A—The AMEX China Index”.

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Historical Information

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the CZH Index for each quarter in the period from March 21, 2003 through September 26, 2006. The index closing value on September 26, 2006 was 124.27. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the CZH Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the CZH Index on the Index Valuation Date. The payment of dividends on the stocks that comprise the CZH Index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

CZH Index	High	Low	Period End

2003
First Quarter	35.57	31.45	32.81
Second Quarter	73.24	33.17	71.27
Third Quarter	94.07	72.95	85.17
Fourth Quarter	107.01	85.79	107.01
2004
First Quarter	117.88	99.12	101.50
Second Quarter	105.35	82.23	96.05
Third Quarter	94.87	83.05	94.85
Fourth Quarter	105.15	92.01	100.77

2005
First Quarter	103.05	91.19	97.47
Second Quarter	102.13	92.58	101.31
Third Quarter	118.53	101.76	115.88
Fourth Quarter	115.97	101.83	106.22
2006
First Quarter	122.73	108.13	122.73
Second Quarter	134.12	107.44	122.32
Third Quarter (through
September 26, 2006)	126.56	116.44	124.27

The AMEX China Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 19, 2003. Historical levels prior to December 19, 2003 have been adjusted by the AMEX based on its backtesting of the component securities.

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For a complete list of risk factors, please see the accompanying prospectus supplement for PLUS and the accompanying prospectus.

Structure Specific Risk Factors

•	PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the Final Average Index Value is less than the Initial Index Value, the payout at maturity will be an amount in cash that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the CZH Index.

•	Appreciation potential is limited. The appreciation potential of PLUS is limited by the Maximum Payment at Maturity of $11.90 to $12.10, or 119% to 121% of the Issue Price. Although the leverage factor provides 200% exposure to any increase in the value of the CZH Index at maturity, because the payment at maturity will be limited to 119% to 121% of the Issue Price for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the Final Average Index Value exceeds 109.5% to 110.5% of the Initial Index Value.

•	Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the CZH Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the Issuer.

•	Not Equivalent to Investing in the CZH Index. Investing in the PLUS is not equivalent to investing in the CZH Index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that comprise the CZH Index.

•	Adjustments to the CZH Index could adversely affect the value of the PLUS. The publisher of the CZH Index may discontinue or suspend calculation or publication of the CZH Index at any time. In these circumstances, the Calculation Agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued CZH Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.

•	The PLUS are subject to currency exchange risk. The CZH Index is calculated based on the U.S. dollar prices of the stocks and American Depository Receipts, or ADRs, which constitute the CZH Index. The stocks and ADRs may trade differently in the United States than they trade in their home markets, where the stocks, or the underlying common stock, in the case of ADRs, are quoted and traded in Chinese renminbi or Hong Kong dollars. Fluctuations in the exchange rate between these foreign currencies and the U.S. dollar may affect the U.S. dollar equivalent of the foreign currency prices of the underlying stocks and the common stock underlying these ADRs on their respective stock exchanges and, as a result, may affect the level of the CZH Index, which may consequently affect the market value of the PLUS and the payment, if any, you may receive at maturity of the PLUS. If the dollar strengthens against the Chinese renminbi and/or the Hong Kong dollar, the level of the CZH Index could be adversely affected.

•	There are risks associated with investments linked to companies doing business in emerging markets. Because of less developed financial markets and economies, the risk of investments linked to foreign securities can be intensified in the case of investments linked to issuers domiciled or doing substantial business in emerging market countries. These risks include: high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; political and social uncertainties; over-dependence on exports, especially with respect to primary commodities, making these economies vulnerable to changes in commodity prices; over-burdened infrastructure and obsolete or unseasoned financial systems; environmental problems; and less reliable custodial services and settlement practices.

•	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

•	The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet \ General Information \ Tax Consideration” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”)

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under certain characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for PLUS.

Other Risk Factors

•	Secondary trading may be limited. There may be little or no secondary market for the PLUS. Application will be made to list the PLUS on the American Stock Exchange under the symbol “CSM”. Such listing is subject to certain conditions. For a security to be listed on the American Stock Exchange, the requirements include, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.

•	No affiliation with the AMEX. The AMEX is not an affiliate of the Issuer, is not involved with this offering in any way, and has no obligation to consider the interests of investors in making adjustments to the CZH Index that might affect the value of the PLUS. The Issuer has not made any due diligence inquiry with respect to the AMEX or the stocks that underlie the CZH Index.

•	Potential adverse economic interest of the calculation agent. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and prior to maturity could adversely affect the value of the CZH Index and, as a result, could decrease the amount an Investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the Initial Index Value and, therefore, could increase the value at which the CZH Index must close before an Investor receives a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the Index Valuation Date, could potentially affect the value of the CZH Index prior to maturity and, accordingly, the amount of cash an Investor will receive at maturity.

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

ANNEX A

The AMEX China Index

The AMEX China Index. We have derived all information contained in this pricing supplement regarding the CZH Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the AMEX. The Index was developed by AMEX and is calculated, maintained and published by the AMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The CZH Index is a modified equal weighted index comprised of selected publicly traded stocks and ADRs of companies with significant exposure to the Chinese economy. The CZH Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 19, 2003. The CZH Index is calculated and maintained by the AMEX. Similar to other stock indices calculated by the AMEX, the value of the CZH Index will be disseminated every 15 seconds over the Consolidated Tape Association’s Network B between the hours of approximately 9:30 a.m. and 4:15 p.m.

The following is a list of companies currently included in the CZH Index as of September 25, 2006, their approximate weightings in the CZH Index as of such date and their trading symbols:

Company	Weight	Ticker
CNOOC Ltd.	9.01%	CEO
China Telecom CP Ltd.	9.30%	CHA
CDC Corp.	2.05%	CHINA
China Mobile HGK Ltd.	16.16%	CHL
China Unicom Ltd.	6.81%	CHU
China Yuchai Intl. Lt.	1.92%	CYD
Huaneng Power International Inc.	6.74%	HNP
Nam Tai Electronics	2.07%	NTE
Netease.com	5.79%	NTES
PetroChina Co. Ltd.	14.68%	PTR
Sina Corporation	6.53%	SINA
Shanda Interactive Entertainment Ltd	6.03%	SNDA
China Petroleum and Chemical Corp.	9.03%	SNP
Sohu.com Inc.	1.95%	SOHU
Utstarcom Inc.	1.92%	UTSI

Eligibility Criteria for CZH Index Components
The CZH Index includes companies whose business is focused in the People’s Republic of China and are listed for trading on the New York Stock Exchange, American Stock Exchange, or quoted on the NASDAQ National Market. To be included in the CZH Index companies must have a market capitalization greater than $75 million and have at least 1,000,000 traded volume over each of the last six months.

CZH Index Calculation
The CZH Index is calculated using a modified equal weight methodology. Each security is placed in to one of three tiers, top five and bottom five by market capitalization and those securities that are between the top and bottom. The top five securities are weighted such that the two with the largest market capitalization are set to fifteen percent (15%) and the next three are set to nine percent (9%), representing a combined fifty-seven percent (57%) of the CZH Index. The bottom five securities are equally weighted to represent ten percent (10%) of the CZH Index or two percent each (2%). The securities not in the top five or bottom five are equally weighted to represent thirty-three percent (33%) of the CZH Index.

Quarterly Updates to the CZH Index
Changes to the CZH Index compositions and/or the component share weights in the CZH Index typically take effect after the close of trading on third Friday of each calendar quarter month in connection with the quarterly index rebalance. At the time of the CZH Index quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures. The CZH Index is reviewed quarterly to ensure that at least 90% of the CZH Index weight is accounted for by components that continue to represent the universe of stocks that meet the initial CZH Index requirements. The AMEX may at any time and from time to time change the number of stocks comprising the group by adding or deleting one or more stocks, or replace one or more stocks contained in the group with one or more substitute stocks of its choice, if in the Exchange’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of

MORGAN STANLEY

PLUS due November 20, 2007
Mandatorily Exchangeable based on the Value of
the AMEX China Index

the index to which the group relates. In conjunction with the quarterly review, the share weights used in the calculation of the CZH Index are determined based upon current shares outstanding modified, if necessary, to provide greater CZH Index diversification, as described in the CZH Index Calculation section above. The CZH Index components and their share weights are determined on the Wednesday prior to the third Friday of March, June, September, and December. The share weight of each component stock in the CZH Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the CZH Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews.

Maintenance of the CZH Index
In the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The AMEX may substitute stocks or change the number of stocks included in the index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the CZH Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the CZH Index; the CZH Index divisor may be adjusted to ensure that there are no changes to the CZH Index level as a result of non-market forces.

License Agreement between AMEX and Morgan Stanley. The AMEX and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the AMEX China Index, which is owned and published by the AMEX, in connection with securities, including the PLUS.

The license agreement between the AMEX and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The AMEX China Index (CZH) (“Index”) is sponsored by, and is a service mark of, the American Stock Exchange LLC (the “Exchange”). The Index is being used with the permission of the Exchange.

The American Stock Exchange LLC (the “Exchange”) in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this document (the “Transaction”) and the Exchange disclaims any liability to any party for any inaccuracy in the data on which the AMEX China Index (CZH) (“Index”) is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the Transaction.

“AMEX China IndexSM (CZH)” is a service mark of AMEX and has been licensed for use by Morgan Stanley.

MORGAN STANLEY